UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2011 FIRST QUARTER RESULTS

UNDER IFRS

•

Results severely impacted by adverse economic environment, regulatory constraints, intense competition across all markets

•

Groupwide employee retirement and restructuring plans underway

o

€40mn charge in Q1 for headcount reduction (ca. 1,600 employees across the Group)

•

Cost-cutting initiatives (€32mn) announced in Greek Fixed Line

•

Proposed €0.1179 per share dividend

ATHENS, Greece – May 6, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter ended March 31, 2011:

(€ mn)	Q1’11	Q1’10	% Change
Revenues *	1,224.8	1,401.1	-12.6%
Other income/ (expense), net*	2.2	9.4	-76.6%
EBITDA**	393.3	478.7	-17.8%
as % of Revenues	32.1%	34.2%	-2.1pp
Pro forma*** EBITDA	433.0	515.9	-16.1%
as % of Revenues	35.4%	36.8%	-1.4pp
Operating Income (EBIT)	130.3	201.8	-35.4%
Net Income/(loss)	30.2	65.8	-54.1%
Basic EPS (€)	0.0616	0.1342	-54.1%
CAPEX	166.5	191.3	-13.0%
Cash flows from operations	168.4	202.9	-17.0%

* Certain reclassifications have been made for presentation purposes (See Exhibit IX)

** See Exhibit VIII

*** Excluding impact of Voluntary Retirement Programs and Restructuring Plans

Commenting on OTE’s performance in the first quarter, Michael Tsamaz, Chairman & CEO, said:  “Confronted with the same set of challenges as in late 2010, chiefly further economic disruption and uncompetitive pricing in regulated segments, our top line this quarter showed a similar trend as in the fourth quarter of last year.  In Greek mobile, the drop reflects comparison with a particularly strong base, before the onset of last year’s price war, but we have started seeing signs of stabilization in recent months.”

Mr. Tsamaz added:  “As I pointed out at the time of our full-year results, we are conscious of the urgent need for correction and have started taking decisive measures. These actions, that would not have been conceivable in the past, should not be expected to produce results overnight.  In addition to further headcount reductions, which are impacting our results this quarter, we are eliminating a number of legacy cost items that the Group can no longer afford. With revenues showing some signs of stabilization and cost-cutting measures gradually beginning to kick in, we expect that OTE’s performance will start improving in the latter part of the year.”

FINANCIAL HIGHLIGHTS

BREAKDOWN OF GROUP REVENUES

(€ mn)	Q1‘11	Q1‘10	% Change
Fixed Line Operations, Greece	485.3	560.6	-13.4%
Fixed Line Operations, Romania	166.3	186.6	-10.9%
Mobile Operations, Greece	375.0	462.0	-18.8%
Mobile Operations, International	226.7	243.2	-6.8%
Other	110.4	104.6	+5.5%
Intragroup Eliminations	(138.9)	(155.9)	-10.9%
TOTAL	1,224.8	1,401.1	-12.6%
Other income/(expense), net *	2.2	9.4	-76.6%

*Starting Q2’10, this new line contains items that are not included in revenues and in operating expenses

The OTE Group experienced a revenue decline of 12.6% in Q1’11, reflecting continued unfavorable economic and consumer spending conditions in all its markets, the adverse regulatory environment in Greece, and intense competition. While the drop in Greek fixed-line revenues was slightly less pronounced than in the previous quarter, Greek mobile revenues were down sharply in the first two months of the year against a period in 2010 that was not yet affected by aggressive competitive moves. Outside of Greece, the trend in Romanian fixed-line was unchanged from the prior quarter, while international mobile revenues suffered a steeper decline.

Total Operating Expenses, excluding depreciation, amortization and charges related to voluntary retirement programs, amounted to €794.0mn in Q1’11, a drop of 11.2% compared to €894.6mn in Q1’10. The decrease reflects lower charges from domestic telephony operators, lower costs of telecommunications equipment as well as considerable cost-containment efforts in all operations, leading to lower personnel and other expenses.  In the quarter, the Group took charges of €39.7mn related to headcount reduction and early retirement programs (€8mn covering around 250 employees in Greek fixed-line operations; €11mn for over 300 employees of mobile operations and Germanos in Greece; nearly €21mn for over 1,000 employees of RomTelecom). Some of these employees left the Group towards the end of Q1’11, with the balance departing in the current and coming quarters.

The Group posted net income of €30.2mn for the quarter, 54.1% lower than in the comparable 2010 quarter.

Capital expenditures decreased by 13.0% in Q1’11 compared to Q1’10, to €166.5mn. Total CAPEX as a percentage of Group revenues in Q1’11 was 13.6%, as compared to 13.7% in Q1’10. Capital expenditures in Greek fixed-line, Romanian fixed-line, and mobile operations amounted to €33.9mn, €29.8mn and €100.6mn, respectively.

During the quarter the Group generated €168.4mn in operating cash flow compared to €202.9mn for the comparable 2010 quarter. In addition to the fall in revenue, the decline is primarily due to higher working capital needs, chiefly restocking in mobile operations.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Mar 31,2011	Dec 31,2010	% Change
Short-Term:
-Bank loans	5.3	5.6	-5.4%
Medium & Long-term:
-Bonds	3,348.1	4,781.1	-30.0%
-Bank loans	1,431.8	513.1	+179.0%
Total Indebtedness	4,785.2	5,299.8	-9.7%
Cash and Cash equiv.	469.1	1,004.3	-53.3%
Net Debt	4,316.1	4,295.5	+0.5%

1.

FIXED LINE OPERATIONS, GREECE

ACCESS LINES & TRAFFIC STATISTICS

	Mar 31, 2011	Mar 31, 2010	% Change
PSTN connections	3,289,825	3,688,359	-10.8%
ISDN connections (BRA & PRA)	468,018	512,932	-8.8%
Total PSTN & ISDN connections	3,757,843	4,201,291	-10.6%
Wholesale line rental connections	86,618	50,883	70.2%
ADSL active subscribers	1,154,434	1,140,828	1.2%
IPTV Subscribers	56,464	23,438	140.9%
Unbundled local loops (active)	1,455,976	1,100,304	32.3%

(min, mn)	Q1’11	Q1’10	% Change
Local	2,150.7	2,462.6	-12.7%
National Long-distance	387.2	458.4	-15.5%
International Long-distance	61.0	62.2	-1.9%
Fixed-to-Mobile	284.0	349.7	-18.8%
Special Calls	25.5	31.2	-18.3%
Total Voice traffic	2,908.4	3,364.1	-13.5%

Note:  Starting Q1 2011, to harmonize access line data with those utilized by the Greek regulatory authorities, OTE reports data based on the total number of ISDN connections rather than on channel equivalents.  The corresponding total is provided above under “Total connections”.

In Q1’11, OTE fixed-line operations in Greece recorded further line losses, reflecting continuing pressure on businesses and consumers alike to reduce their spending, notably on telecommunications services.  Nearly 99,000 OTE PSTN and ISDN connections were disconnected in the quarter, marking a slight improvement from prior quarters.

The total Greek ADSL market exceeded 2.6 million subscribers as of end March 2011, compared to 2.3 million at the end of Q1’10. During the quarter, total market net additions amounted to nearly 82,000, reflecting a significant slowdown in total market growth rate. Against this backdrop OTE recorded a net increase of over 5,000 ADSL subscribers, as the Company’s ability to compete was once again impacted by regulatory delays in the approval of its products, while its competitors have launched intense pricing campaigns. The Greek regulator estimates that voice-only service accounts for approximately 20% of all LLU subscriptions in the country.

OTE signed up an additional 6,400 IPTV subscribers during the quarter, bringing the total to over 56,000, and is working on the launch of its Satellite TV platform.

SUMMARY FINANCIAL DATA

(€ mn)	Q1’11	Q1’10	% Change
Revenues	485.3	560.6	-13.4%
- Basic Monthly Rentals	114.8	132.1	-13.1%
- Fixed-to-fixed calls	77.2	93.4	-17.3%
- Fixed-to-mobile calls	21.6	30.9	-30.1%
- International	24.9	37.3	-33.2%
- Other	246.8	266.9	-7.5%
Other income/ (expense), net	(1.7)	0.9	-
EBITDA	141.1	153.7	-8.2%
as % of revenues	29.1%	27.4%	+1.7pp
Pro Forma EBITDA*	149.1	185.2	-19.5%
as % of revenues	30.7%	33.0%	-2.3pp
Operating Income (EBIT)	57.1	57.8	-1.2%
Voluntary Retirement costs/(reversals)	8.0	31.5	-74.6%
Depreciation & Amortization	84.0	95.9	-12.4%

                          * Excluding impact of Voluntary Retirement Programs

In the business segment, line cancellations resulted from the public sector’s rationalization of its telecommunications infrastructure, as well as from business failures and downsizing. After a six-month delay due to regulatory reviews, OTE recently launched a flexible double-play package, targeting the needs of small and medium businesses, which is well received by its target clientele.

The measures adopted in the quarter to reduce employee costs and other expenses had limited impact in the period but should yield favorable results in the latter part of the year.

2.

FIXED LINE OPERATIONS, ROMANIA

SUMMARY FINANCIAL & ACCESS LINE DATA

	Mar 31, 2011	Mar 31, 2010	% Change
Voice Telephony Lines (Incl. CDMA & NGA Voice)	2,572,887	2,710,343	-5.1%
Broadband subscribers (Incl. CDMA BB & NGA Internet)	1,062,325	853,490	24.5%
TV subscribers (DTH, IPTV & Cable)	1,064,710	926,680	14.9%

(€ mn)	Q1’11	Q1’10	% Change
Revenues	166.3	186.6	-10.9%
Other income/ (expense), net**	4.1	8.2	-50.0%
EBITDA	22.2	59.3	-62.6%
as % of revenues	13.3%	31.8%	-18.4pp
Pro Forma EBITDA*	42.9	62.4	-31.3%
as % of revenues	25.8%	33.4%	-7.6pp
Operating Income (EBIT)	(16.7)	13.3	-
Voluntary Retirement costs/(reversals)	20.7	3.1	567.7%

  * Excluding impact of Restructuring Plans                                                                                                                                      ** The amount was previously reported in revenues

Despite some signs of macro-economic stabilization in Romania in Q1’11, mainly from exports and infrastructure projects, consumer spending remains sluggish.

The telecommunications market was once again dominated by highly aggressive offers. In this context,  RomTelecom’s revenues dropped by 10.9% in Q1’11 compared to the previous year, but showed only a moderate decline (-2.3%) compared to Q4’10.

The revenue decline in the quarter primarily reflected a 16.7% decrease in PSTN services, as a combined result of an average 11.2% ARPU drop and an average 6.2% line loss compared to Q1’10.

RomTelecom further pursued its strategy of diversifying its revenues sources. New broadband and TV promotions were launched in the period to stimulate growth. Compared to the end of Q1’10, the total number of broadband customers rose by nearly 25%, while the number of TV subscribers increased by nearly 15% to pass the one million mark. As a result, penetration of all RomTelecom voice clients reached 41% in both broadband and television services. As of March 31, 2011, the total number of revenue-generating units (RGUs, defined as voice, broadband and TV subscriptions) had risen by 4.7% compared to the prior year, to nearly 4.7 million.

The CDMA network enabled the company to capture wireless broadband market share, with nearly 70,000 users at the end of Q1’11.

To deal with a slowdown in demand for its main products, RomTelecom pursued the implementation of its dual-brand strategy, targeting customers with special broadband requirements through a highly cost-effective solution offered by a subsidiary under the NextGen brand name (Q-o-Q revenues increased by 103% and RGUs by 312%).

As of March 31, 2011, RomTelecom’s IPTV platform with interactive Video-on-Demand capability, had attracted over 33,000 triple-play subscribers (VoIP, High-speed Internet and IPTV).

RomTelecom also pursued its efforts in the very-high-speed internet market (20-30 Mbps), launching VDSL Internet service (FTTC) and a cost-effective solution (FTTB) providing speeds of up to 100 Mbps. Very-high-speed internet reached nearly 70,000 customers by the end of Q1’11, an increase of over 36% in the quarter.

RomTelecom continued downsizing and migrating to a new operating model, more flexible and cost effective. This resulted in a 3.0% decline in operating expenses (excluding depreciation) in Q1’11, despite higher CPE cost of goods sold and increased TV content, notably football broadcasting rights for its dedicated sports program. Payroll and benefits were down 17%, reflecting the Company’s initiatives to secure a long-term reduction in personnel expenses through improvements in its operations’ efficiency and voluntary leave programs. Starting April 1, 2011, headcount dropped to 8,200 employees from 9,520 at March 31, 2010, reflecting the implementation of restructuring plans. The increase in productivity is generated by the combined effort of dramatically decreasing employee number (-14.0%) while increasing the number of RGU’s (+4.7%). A well-structured transformation program is underway, aimed at concentrating the Company’s efforts on decreasing its cost base.

3.

MOBILE OPERATIONS

SUMMARY FINANCIAL DATA

Revenues (€ mn)	Q1’11	Q1’10	% Change
Greece	378.9	464.7	-18.5%
Albania	23.3	28.6	-18.5%
Bulgaria	96.4	104.0	-7.3%
Romania	107.3	114.8	-6.5%
Intragroup eliminations	(4.2)	(6.9)	-39.1%
Total Revenues	601.7	705.2	-14.7%
EBITDA
Greece	138.7	174.2	-20.4%
Albania	9.0	12.7	-29.1%
Bulgaria	37.3	41.4	-9.9%
Romania	17.9	6.6	171.2%
Intragroup eliminations	0.2	3.9	-94.9%
Total EBITDA	203.1	238.8	-15.0%
Pro forma* EBITDA	214.1	241.4	-11.3%
EBITDA Margin %
Greece	36.6%	37.5%	-0.9pp
Albania	38.6%	44.4%	-5.8pp
Bulgaria	38.7%	39.8%	-1.1pp
Romania	16.7%	5.7%	11.0pp
Total EBITDA Margin	33.8%	33.9%	-0.1pp
Pro forma EBITDA Margin*	35.6%	34.2%	1.4pp

                        *Excluding impact of Restructuring Plan at Mobile Operations in Greece & Voluntary Exit Scheme in Romania

At the end of Q1’11, the mobile operations of the OTE Group counted approximately 20 million customers, down by 7.4% from Q1’10 mainly due to prepaid registration clean up in Greece. In markets deeply affected by the economic environment, Cosmote further improved its revenue market share in Greece and maintained its positions in Romania, Bulgaria and Albania.

MOBILE OPERATIONS, GREECE

As of the end of Q1’11, Cosmote provided mobile telephony services to 7.6 million customers. The 14% drop in subscriber numbers compared to March 31, 2010 is largely due to industry-wide attrition in prepaid customer numbers, reflecting the mandatory registration process introduced in late 2009.

Management estimates that the decline in the Greek market’s total mobile service revenues continued in the quarter, once again impacted by a combination of unfavorable economic, regulatory and competitive factors. For its part, Cosmote recorded a service revenue decline of approximately 17.0% in the quarter, reflecting a nearly 27.0% drop in incoming revenues, primarily from termination rate cuts, while outgoing service revenues were down by approximately 15.5%,  chiefly due to a shift of subscribers to more economic solutions, as a result of economic downturn and intense competition.

Cosmote’s strategy to fully exploit growth opportunities offered by mobile internet data -  driving smart phone penetration and leveraging on successful data propositions – led to a significant  handset based data  revenues growth of  +19% YoY.

In Q1’11, blended AMOU increased by approximately 30.0% to 299.1 minutes, mostly driven by prepaid AMOU, up 38.7% as a result of attractive on-net offers. Blended ARPU for the quarter was €14.5, down approximately 9% from Q1’10, mainly reflecting lower ARPU in the postpaid segment.

MOBILE OPERATIONS, ALBANIA

In Q1’11, AMC’s total customer base reached approximately 2.0 million, an increase of nearly 1.0% compared to Q1’10.

AMC’s revenues and EBITDA margin in the quarter were negatively impacted by regulation affecting both wholesale and retail tariffs. Other unfavorable factors included the lower interconnection traffic and roaming revenues, as well as price erosion due to intense competition and the difficult economic circumstances.

MOBILE OPERATIONS, BULGARIA

Globul’s postpaid customer base increased by approximately 8% from Q1’10 to a total of 2.3 million, or 58.6% of its total customer base. Mirroring general trends in the country, Globul has continued migrating prepaid customers to postpaid through innovative offers and this, together with mandatory registration of prepaid subscriptions, has led to a decrease in the prepaid customer base. As a result, Globul’s total customer base at the end of Q1’11 exceeded 3.9 million up 2.3%. Globul’s fixed telephony proposition over the mobile network pursued its strong growth in Q1’2011, with the subscriber base exceeding 150,000 customers. Mobile data services also recorded a significant increase from the previous year, as the subscriber base grew by more than 40.0%.

Service revenues declined by 8.4% in Q1’11, mainly as a result of tough economic conditions, intense competition in the business postpaid segment, as well as lower interconnection rates imposed by the regulator. EBITDA decreased by 9.9%, while operating expenses were down by 5.6%.

MOBILE OPERATIONS, ROMANIA

As of the end of Q1’11, Cosmote’s total customer base in Romania reached 6.6 million (including Zapp), of which 22.4% was postpaid. Service revenues were down 1.5% mainly due to the adverse economic conditions combined with very aggressive offers in the prepaid segment.

Excluding voluntary exit scheme charges in Q1’10, EBITDA doubled compared to the same quarter last year, reflecting significant operating improvements following the successful integration of Zapp.

4.

EVENTS OF THE QUARTER

OTE TAKES AN ADDITIONAL CHARGE OF €129.8 MN RELATED TO ITS 2005-06 VRS

On January 31, OTE announced that it had been notified by the Ministry of Labor and Social Insurance of the results of actuarial studies estimating additional financial burden of the Pension Funds incurred as a result of OTE’s voluntary retirement programs of 2005-06. Pursuant to these actuarial studies, a charge of €129.8mn was taken in the OTE income statements of the year 2010. In May 2010 OTE had filed an appeal for the annulment of the Ministerial Decision. The procedure is pending before the competent administrative courts.

OTE SIGNS €900MN SYNDICATED REVOLVING CREDIT FACILITY AND COMPLETES REFINANCING

On  February 10, OTE announced that it had signed an agreement for a €900mn Revolving Credit Ordinary Bond Loan facility with a consortium of 16 Greek and international banks. OTE has drawn an amount of €600mn, the balance of €300mn being maintained as available undrawn backstop line. On February 14, OTE used the above mentioned €600mn, a backstop facility of €332mn together with available cash, to repay a maturing bond issue which had an outstanding balance of approximately €1.4bn.

MANAGEMENT CHANGES

On  February 16, OTE announced a series of wide ranging management changes aimed at strengthening its organization and enhancing its functioning as an integrated Group.

5. SUBSEQUENT EVENTS

EMPLOYEE EXIT PLAN WITH INCENTIVES

On  March 31, 2011, OTE announced that it had reached an agreement with the unions, regarding an employee exit program with incentives. Under this program, employees, who are eligible to retire, will get exit bonuses of up to €25,000. Approximately 250 OTE employees are eligible for this employee exit program, in accordance with the time of service recognition that a recent regulation allows for. Restructuring plans were also implemented at RomTelecom and Cosmote. In total, these plans will lead to a Groupwide reduction of approximately 1,600 employees.

SUCCESSFUL COMPLETION OF EURO 500 MN BOND ISSUANCE

On April 4, 2011, OTE successfully completed the bookbuilding process for the issue of €500 mn, 3-year Fixed Rate Notes with an annual coupon of 7.250%. The Notes were issued by OTE Plc and are fully and unconditionally guaranteed by OTE SA under its €6.5bn Global Medium Term Note Programme.

 6. OUTLOOK

For the balance of 2011, OTE expects that its revenues will continue to be affected by difficult economic conditions in all countries and further regulatory obstacles in Greece. However, in Greek mobile, Cosmote should start seeing signs of market stabilization. Mobile operations should also show more resilience in other countries, notably Romania, where it will benefit from greater integration with fixed-line activities. The headcount-reduction and cost cutting measures adopted in the first quarter should start positively impacting the Group’s performance in the latter part of the year.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange, and the London Stock Exchange (in the form of GDRs). Following their delisting from NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis - Senior Financial Analyst, Investor Relations

Tel: + 30 210 611 7593, Email: kmaselis@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2009 filed with the SEC on June 7, 2010. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010

II.

Consolidated Income Statements for the three months ended March 31, 2011 and 2010

III.

Consolidated Statement of Cash Flows for the first quarter of 2011 and 2010

IV.

Group Revenues for the three months ended March 31, 2011 and 2010

V.

Segment Reporting based on the Company’s legal structure

VI.

Mobile Operations

VII.

Operational Highlights

VIII.

EBITDA and Pro Forma EBITDA calculation

IX.

Reclassifications

EXHIBIT I – CONSOLIDATED BALANCE SHEET

	Mar 31, 2011	Dec 31, 2010
ASSETS
Non - current assets:
Property, plant and equipment	4,990.9	5,061.9
Goodwill	575.0	572.4
Telecommunication licenses	325.1	331.9
Intangible assets	449.2	455.5
Investments	156.3	156.5
Loans and advances to pension funds	125.0	126.2
Deferred tax assets	268.0	260.4
Other non-current assets	162.2	154.7
Total non - current assets:	7,051.7	7,119.5
Current assets:
Inventories	171.6	160.8
Trade receivables	982.0	1,010.8
Other financial assets	12.8	12.5
Other current assets	237.3	229.9
Cash and cash equivalents	469.1	1,004.3
Total current assets	1,872.8	2,418.3

TOTAL ASSETS	8,924.5	9,537.8

	Mar 31, 2011	Dec 31, 2010
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Share premium	511.1	510.6
Statutory reserve	347.2	347.2
Foreign exchange and other reserves	(88.0)	(147.3)
Consolidation reserve	(3,321.5)	(3,321.5)
Retained earnings	2,569.3	2,539.1
	1,189.6	1,099.6
Non-controlling interests	524.1	553.0
Total equity	1,713.7	1,652.6
Non – current liabilities:
Long-term borrowings	4,104.9	3,211.4
Provision for staff retirement indemnities	298.6	306.6
Provision for voluntary leave scheme	22.4	29.9
Provision for Youth account	291.0	301.4
Deferred tax liabilities	98.8	66.3
Other non – current liabilities	42.4	43.5
Total non – current liabilities	4,858.1	3,959.1
Current liabilities:
Trade accounts payable	588.2	695.2
Short-term borrowings	5.3	5.6
Short-term portion of long-term borrowings	675.0	2,082.8
Income tax payable	83.0	70.9
Deferred revenue	237.3	249.0
Provision for voluntary leave scheme	178.1	189.4
Dividends payable	2.3	2.3
Other current liabilities	583.5	630.9
Total current liabilities	2,352.7	3,926.1

Total liabilities	7,210.8	7,885.2

TOTAL EQUITY AND LIABILITIES	8,924.5	9,537.8

Movement in OTE Group Shareholders’ equity

3M 2011

Shareholders' equity, January 1	1,652.6
Profit for the period	25.1
Dividends to non-controlling interests	(43.7)
Other movements	79.7

Shareholders' equity, March 31	1,713.7

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

(€ mn)	Q1’11	Q1’10	% Change
Total Revenues	1,224.8	1,401.1	-12.6%
Other income/ expenses net	2.2	9.4	-76.6%

Operating Expenses:
Payroll and employee benefits	(268.7)	(294.1)	-8.6%
Provision for staff retirement indemnities	(5.8)	(6.8)	-14.7%
Provision for Youth Account	(4.8)	(5.9)	-18.6%
Cost of early retirement and restructuring programs	(39.7)	(37.2)	+6.7%
Charges from international operators	(43.6)	(42.9)	+1.6%
Charges from domestic telephony operators	(85.4)	(105.0)	-18.7%
Depreciation, amortization and impairment	(263.0)	(276.9)	-5.0%
Cost of telecommunications equipment	(82.9)	(113.4)	-26.9%
Other operating expenses	(302.8)	(326.5)	-7.3%
Total Operating Expenses	(1,096.7)	(1,208.7)	-9.3%

Operating income before financial results	130.3	201.8	-35.4%

Financial results:
Interest income	5.8	7.2	-19.4%
Interest expense	(66.4)	(73.0)	-9.0%
FX gain/(loss), net	3.7	3.0	+23.3%
Gain/(losses) from investments and financial assets	-	2.2	-
	(56.9)	(60.6)	-6.1%

Profit before income taxes	73.4	141.2	-48.0%

Income taxes	(48.3)	(75.5)	-36.0%

Profit for the period	25.1	65.7	-61.8%

Attributable to:
Owners of the parent	30.2	65.8	-54.1%
Non-controlling interests	(5.1)	(0.1)	>100.0%
	25.1	65.7	-61.8%

EXHIBIT III – CONSOLIDATED STATEMENT OF CASH FLOWS

(€ mn)	Q1’11	Q1’10	Q2’10	Q3’10	Q4’10
Cash Flows from Operating Activities:
Profit before taxes	73.4	141.2	79.5	169.6	(290.4)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation, amortization and impairment	263.0	276.9	284.8	266.1	535.2
Share-based payment	0.5	1.3	1.6	1.7	0.9
Cost of early retirement program	39.7	37.2	(4.4)	3.4	135.3
Provision for staff retirement indemnities	5.8	6.8	6.7	6.9	7.4
Provision for youth account	4.8	5.9	7.2	6.7	(8.8)
Provision for doubtful accounts	30.7	32.4	36.1	34.4	22.7
Other provisions	0.0	0.0	(4.2)	(0.1)	0.9
Foreign exchange differences, net	(3.7)	(3.0)	13.2	(4.6)	6.5
Interest income	(5.8)	(7.2)	(7.4)	(5.5)	(5.6)
Dividend income	0.0	0.0	(9.0)	0.0	(5.2)
(Gains)/losses from investments and financial assets	0.0	(2.2)	5.0	0.2	1.6
Release of EDEKT fund prepayment	8.8	8.8	8.8	8.8	8.8
Interest expense	66.4	73.0	97.1	69.2	68.9

Working capital adjustments
Decrease/(increase) in inventories	(10.8)	9.8	13.8	18.3	26.4
Decrease/(increase) in accounts receivable	(10.5)	(6.5)	(39.3)	(6.9)	85.6
(Decrease)/increase in liabilities (excl. bank liabilities)	(99.1)	(79.4)	(24.2)	(82.6)	(26.1)
Minus:
Payment of early retirement and restructuring programs	(35.4)	(31.7)	(104.2)	(39.3)	(29.8)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(18.4)	(18.6)	(28.2)	(20.4)	(18.2)
Interest and related expenses paid	(116.5)	(118.5)	(45.3)	(61.0)	(31.2)
Income taxes paid	(24.5)	(123.3)	(112.5)	(64.7)	(52.7)
Net Cash provided by Operating Activities	168.4	202.9	175.1	300.2	432.2

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries' share capital increase	0.0	0.0	(7.9)	0.0	0.0
Acquisition of subsidiary net of cash acquired	0.0	0.0	(1.7)	(0.1)	(0.2)
Purchase of financial assets	0.0	(10.5)	(42.3)	(19.1)	2.1
Sale/maturity of financial assets	0.0	2.0	34.5	43.6	3.9
Repayments of loans receivables	2.4	2.4	2.5	2.4	2.4
Loans granted	0.0	0.0	(19.3)	(10.7)	0.0
Purchase of property, plant and equipment and intangible assets	(166.5)	(191.3)	(206.7)	(169.3)	(183.8)
Interest received	4.4	5.7	2.9	5.6	9.3
Dividends received	0.0	0.0	0.0	3.5	6.6
Net Cash used in Investing Activities	(159.7)	(191.7)	(238.0)	(144.1)	(159.7)

Cash Flows from Financing Activities:
Proceeds from loans granted and issued	932.0	0.0	2.6	0.0	(0.3)
Repayment of loans	(1,435.8)	(0.3)	(59.4)	(31.6)	(48.4)
Dividends paid to Company's owners	0.0	(1.2)	(0.8)	(86.5)	0.0
Dividends paid to non-controlling interests	(43.7)	0.0	0.0	0.0	(12.6)
Net Cash used in Financing Activities	(547.5)	(1.5)	(57.6)	(118.1)	(61.3)

Net Increase/(decrease) in Cash and Cash Equivalents	(538.8)	9.7	(120.5)	38.0	211.2
Cash and Cash equivalents at beginning of period	1,004.3	868.8	878.5	761.1	794.9
Net foreign exchange differences	3.6	0.0	3.1	(4.2)	(1.8)
Cash and Cash Equivalents at end of period	469.1	878.5	761.1	794.9	1,004.3

EXHIBIT IV – GROUP REVENUES

(€ mn)	Q1’11	Q1’10	% Change
Domestic Telephony:
Basic monthly rentals	169.6	198.8	-14.7%
Local and long distance calls
-Fixed to fixed	86.5	106.6	-18.9%
-Fixed to mobile	31.3	45.7	-31.5%
	117.8	152.3	-22.7%
Other	16.2	18.4	-12.0%
Total Domestic Telephony	303.6	369.5	-17.8%

International Telephony:
International traffic	15.4	17.1	-9.9%
Payments from mobile operators	6.9	9.9	-30.3%
	22.3	27.0	-17.4%
Payments from International operators	14.4	26.0	-44.6%
Total International Telephony	36.7	53.0	-30.8%

Mobile Telephony	485.3	560.5	-13.4%

Other Revenues:
Prepaid cards	4.4	7.3	-39.7%
Leased lines and data communications	77.4	74.2	+4.3%
ISDN, connection & monthly charges	31.1	33.8	-8.0%
Sales of telecommunication equipment	79.0	103.5	-23.7%
Internet services-ADSL	75.5	77.1	-2.1%
Metroethernet & IP CORE	11.7	10.6	+10.4%
Services rendered	24.8	30.4	-18.4%
Collocation & LLU's	50.9	40.4	+26.0%
Interconnection charges	18.2	20.6	-11.7%
Miscellaneous	26.2	20.2	+29.7%
Total Other Revenues	399.2	418.1	-4.5%

Total Revenues	1,224.8	1,401.1	-12.6%

EXHIBIT V – SEGMENT REPORTING (3M 2011)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	227.7		75.0	3.2	305.9
International Telephony	24.9		17.9	0.6	43.4
Mobile Telephony	0.0	519.1	0.0	0.0	519.1
Other	232.7	82.6	73.4	106.6	495.3
Total Revenues	485.3	601.7	166.3	110.4	1,363.7	(138.9)	1,224.8

Intersegment Revenues	(35.1)	(35.0)	(8.1)	(60.7)	(138.9)

Revenue from External Customers	450.2	566.7	158.2	49.7	1,224.8		1,224.8

Other income/ (expense), net	(1.7)	0.0	4.1	0.5	2.9	(0.7)	2.2

Operating Expenses:
Payroll and employee benefits	(174.8)	(58.5)	(33.0)	(15.6)	(281.9)	2.6	(279.3)
VRS & restructuring plans cost	(8.0)	(11.0)	(20.7)	0.0	(39.7)	0.0	(39.7)
Payments to international operators	(21.1)	(5.4)	(8.3)	(38.3)	(73.1)	29.5	(43.6)
Payments to domestic telephony operators	(33.2)	(62.4)	(15.7)	0.0	(111.3)	25.9	(85.4)
Depreciation and amortization	(84.0)	(124.4)	(38.9)	(15.9)	(263.2)	0.2	(263.0)
Cost of equipment & prepaid cards	(11.5)	(71.2)	(9.7)	(0.5)	(92.9)	10.0	(82.9)
Other operating expenses	(93.9)	(190.1)	(60.8)	(29.3)	(374.1)	71.3	(302.8)
Total Operating Expenses	(426.5)	(523.0)	(187.1)	(99.6)	(1,236.2)	139.5	(1,096.7)

Operating Income (EBIT)	57.1	78.7	(16.7)	11.3	130.4	(0.1)	130.3

Pro forma* EBITDA	149.1	214.1	42.9	27.2	433.3	(0.3)	433.0
as % of Revenues	30.7%	35.6%	25.8%	24.6%	31.8%		35.4%

  *Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT V – SEGMENT REPORTING (3M 2010)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	272.0		90.0	4.4	366.4
International Telephony	37.3		23.1	0.7	61.1
Mobile Telephony	0.0	599.0	0.0	0.0	599.0
Other	251.3	106.2	73.5	99.5	530.5
Total Revenues	560.6	705.2	186.6	104.6	1,557.0	(155.9)	1,401.1

Intersegment Revenues	(46.7)	(40.4)	(4.6)	(64.2)	(155.9)

Revenue from External Customers	513.9	664.8	182.0	40.4	1,401.1		1,401.1

Other income/ (expense), net	0.9	0.0	8.2	1.0	10.1	(0.7)	9.4

Operating Expenses:
Payroll and employee benefits	(189.5)	(64.8)	(38.7)	(16.2)	(309.2)	2.4	(306.8)
Voluntary retirement costs	(31.5)	(2.6)	(3.1)		(37.2)		(37.2)
Payments to international operators	(26.0)	(7.9)	(12.3)	(27.5)	(73.7)	30.8	(42.9)
Payments to domestic telephony operators	(45.4)	(74.3)	(13.2)	0.0	(132.9)	27.9	(105.0)
Depreciation and amortization	(95.9)	(125.1)	(46.0)	(9.9)	(276.9)	0.0	(276.9)
Cost of equipment & prepaid cards	(15.2)	(105.1)	(6.0)	(0.3)	(126.6)	13.2	(113.4)
Other operating expenses	(100.2)	(211.7)	(62.2)	(34.1)	(408.2)	81.7	(326.5)
Total Operating Expenses	(503.7)	(591.5)	(181.5)	(88.0)	(1,364.7)	156.0	(1,208.7)

Operating Income (EBIT)	57.8	113.7	13.3	17.6	202.4	(0.6)	201.8

Pro forma* EBITDA	185.2	241.4	62.4	27.5	516.5	(0.6)	515.9
as % of Revenues	33.0%	34.2%	33.4%	26.3%	33.2%		36.8%

   * Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT VI– MOBILE OPERATIONS

(€ mn)	Q1’11	Q1’10	% Change
Revenues:
Monthly service fees	200.5	214.6	-6.6%
Airtime revenues	171.6	219.2	-21.7%
Interconnection revenues	88.5	103.2	-14.3%
Roaming revenues	3.8	5.4	-30.2%
SMS revenues and other services	54.7	56.5	-3.2%
Sales of handsets and accessories	73.5	98.3	-25.2%
Commission revenues	0.7	1.4	-52.7%
Οther operating revenues	8.4	6.5	+30.7%
Total Revenues	601.7	705.2	-14.7%
Revenues from telecommunication services	519.1	599.0	-13.3%

Operating Expenses:
Interconnection	(67.8)	(82.2)	-17.5%
Cost of goods	(70.6)	(100.8)	-29.9%
Payroll	(69.5)	(67.4)	+3.0%
Network operating costs	(54.9)	(56.7)	-3.2%
Distribution & sales	(57.9)	(73.9)	-21.7%
Marketing & Customer care	(34.8)	(45.9)	-24.2%
General & administrative	(24.8)	(26.3)	-5.5%
Provision for doubtful accounts	(18.4)	(13.2)	+39.1%
Depreciation	(124.4)	(125.1)	-0.6%
Total Operating Expenses	(523.0)	(591.5)	-11.6%

Operating Income (EBIT)	78.7	113.7	-30.8%

EBITDA	203.1	238.8	-14.9%
as % of Revenues	33.8%	33.9%	-0.1pp
Pro forma* EBITDA	214.1	241.4	-11.3%
as % of Revenues	35.6%	34.2%	+1.4pp

 *Excluding impact of Voluntary Retirement Programs and Restructuring Plans

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

	31 Mar 11	31 Mar 10	% Change
Fixed Line Operations, Greece
PSTN connections	3,289,825	3,688,359	-10.8%
ISDN connections (BRA & PRA)	468,018	512,932	-8.8%
Total PSTN & ISDN connections	3,757,843	4,201,291	-10.6%
Wholesale line rental connections	86,618	50,883	70.2%

ADSL active subscribers	1,154,434	1,140,828	1.2%
IPTV Subscribers	56,464	23,438	140.9%
Unbundled local loops (active)	1,455,976	1,100,304	32.3%
Employees	10,919	11,308	-3.4%

Fixed Line Operations, Romania
Voice Telephony lines (Incl. CDMA & NGA Voice)	2,572,887	2,710,343	-5.1%
Broadband subscribers(Incl. CDMA BB & NGA Internet)	1,062,325	853,490	24.5%
TV subscribers (DTH, IPTV & Cable)	1,064,710	926,680	14.9%
Employees	8,922	9,519*	-6.3%
Mobile Operations
Mobile subscribers, Greece	7,599,789	8,813,371	-13.8%
Mobile subscribers, Albania	2,033,603	2,007,574	1.3%
Mobile subscribers, Bulgaria	3,933,834	3,845,042	2.3%
Mobile subscribers Romania	6,641,353	7,154,866	-7.2%
of which Zapp	245,611	353,781	-30.6%
Employees	8,848	9,257	-4.4%

*As of Q1’11 RomTelecom excludes from its employees’ base suspended/inactive employees (long term medical or maternity leaves). Therefore the comparable figure for 2010 has changed.

EXHIBIT VIII –EBITDA AND PRO-FORMA EBITDA CALCULATION

EBITDA and pro forma EBITDA, as defined by OTE, are financial measures that help OTE to evaluate its core business operating results, before investing and financing activities, and before the effect of depreciation, amortization and impairment and to compare the performance of OTE and its subsidiaries with that of its peer group, which mainly consists of other European incumbent telecommunications operators. The following table provides a reconciliation of profit/loss for the period attributable to shareholders of the parent to EBITDA and pro forma EBITDA. Please note that according to the OTE structure of accounts, EBITDA and pro forma EBITDA as defined above are equivalent to items previously reported by OTE as OIBDA and pro forma OIBDA.

(€ mn)	Q1’11	Q1’10	% Change
Profit for the period attributable to shareholders of the parent	30.2	65.8	-54.1%
Plus:
Depreciation amortization and impairment	263.0	276.9	-5.0%
Total loss from financial activities*	56.9	60.6	-6.1%
Income taxes	48.3	75.5	-36.0%
Minority interest	(5.1)	(0.1)	>100.0%
Operating income before depreciation, amortization and impairment	393.3	478.7	-17.8%
Adjustments:
Cost of early retirement programs	39.7	37.2	+6.7%
Adjusted operating income before depreciation, amortization and impairment	433.0	515.9	-16.1%

*Total profit/(loss) from financial activities includes interest expense, interest income, foreign exchange differences, write down of investments, gains/(loss) from sale of investments and dividend income.

EXHIBIT IX - RECLASSIFICATIONS

In the consolidated income statement for the first three months of 2010, an amount of Euro 8.2 which was included in “Other revenue” and an amount of Euro 1.2 which was included in “Other operating expenses” were reclassified to the new line “Other income/ (expense), net”.

In the consolidated income statements and in the consolidated statements of cash flows for the first three months of 2010, the amount reflected in “Interest income” has been analyzed and reflected in “Interest income” and in “Gains/ (losses) from investments and financial assets”.

In the consolidated income statements and in the consolidated statements of cash flows for the first three months of 2010, the amount reflected in “Provision for staff retirement indemnities and youth account” has been analyzed and reflected in “Provision for staff retirement indemnities” and in “Provision youth account”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 6, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER